UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-34799

BIQI INTERNATIONAL CORPORATION
(Translation of registrant's name into English)

Suite K, 12th Floor, Building A, Jiangjing Mansion

228 Yanjiang Ave., Jiangan District, Wuhan City

Hubei Province, China 430010

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

At a meeting of the Board of Directors of BIQI International Corporation (the “Company”) held on June 21, 2019, the Board of Directors appointed Xiaowei Yi, Ping Li, Lunhong Zhang and Wei Yang directors of the Company and Liu Hanhua as Chief Executive Officer of the Company.

Xiaowei Yi, age 56, has been Deputy General Manager of Chongqing Xingdao Logistics Co., Ltd. since 2017. From 2006 to 2017, he was Department Manager of Chongqing Alandao Biotechnology Co., Ltd. From 1992 to 2006, he was Deputy Director of the Economic Cooperation Office of Chongqing municipal people's government. From 1982 to 1992, he was Deputy Captain of the criminal police force of Jiulongpo District Branch of Chongqing Public Security Bureau. From 1977 to 1982, he was in the People’s Liberation Army Air Force.

Ping Li, age 55, is a construction engineer who has been employed by Qingzhen Yuxin Real Estate Development Co., Ltd. since 2011. From 2001 to 2010, he was employed by Changjiang Construction Engineering Co., Ltd. From 1989 to 2000, he was employed by Chongqing Xukai Construction Group Co., Ltd.

Lunhong Zhang, age 52, is an economist who has been employed since 2007 by Chongqing Huayu Group Co., Ltd. From 1992 to 2007, she was employed by Zongshen Industrial Group. From 1989 to 1992, she was employed by Heavy Cotton No. 1 Factory.

Wei Yang, age 56, has worked for Chuankai Industrial Co., Ltd. since 2018. From 2002 to 2018, he was manager of the Sichuan TV Station. From 1993 to 2002, he was manager of Japan and China Products Co., Ltd. From 1989 to 1993, he was manager of Japan Zinian Oil Co., Ltd. From 1983 to 1989, he was manager of the Sichuan Sino Japanese Taxi Co., Ltd. From 1979 to 1983, he was a member of the South China Sea Fleet of the People's Liberation Army.

Liu Hanhua, age 57, was employed as General Manager of Chongqing Pengfa Wire and Cable Co. Ltd. from 2012 to June 2019. From 2009 to 2012, he worked in the office of the director of Chongqing Xingguojinke Lighting Co., Ltd. From 2006 to 2009, he was Deputy General Manager of Chongqing Yuqiang Powerful Electric Co., Ltd. From 2004 to 2006, he was Department Manager of Chongqing Qinchuan Co., Ltd. From 1987 to 2004, he was printing factory production group leader in Yuzhong District. From 1983 to 1986, he was employed as workers, farmers and soldiers printing factory worker in Yuzhong District.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIQI International Corporation

Date: June 25, 2019	By:	/s/ Hanying Li
Hanying Li Chief Financial Officer